
100% ELECTRIC

VIVOPOWER

HALF-YEAR RESULTS PRESENTATION

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021

February 24, 2022

Certified B Corporation

Disclaimer

This presentation contains "forward-looking statements" relating to VivoPower International PLC ("VivoPower") within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, estimates relating to our future energy development and investment activities. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "forecast," "intends," and "continue" or similar words. Forward-looking statements may include for example statements about potential revenue from electric light vehicle ("e-LV") distribution agreements, future market outlooks, the benefits of the events or transactions described in this communication and the expected returns therefrom. You should read statements that contain these words carefully because they discuss future expectations; contain projections of future results of operations or financial condition; or state other "forward-looking" information. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) our ability to obtain financing for our projects, our customers or our general operations; (b) our ability to build, sell or transfer projects; (c) regulatory changes and the availability of economic incentives promoting use of renewable energy; (d) global economic, financial or commodity price conditions; (e) our ability to develop technologically advanced products and processes; (f) our ability to successfully expand our e-LV and sustainable energy solutions ("SES") offerings and gain market acceptance of our offerings; and (g) other risks discussed in filings we make with the Securities and Exchange Commission ("SEC") from time to time. Copies of these filings are available online from the SEC or on the SEC Filings section of our website at www.vivopower.com. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated or not at all. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation. All forward-looking statements in this presentation are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Certain financial information contained in this presentation, including Adjusted EBITDA, is not calculated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and may not be comparable to similar measures presented by other entities. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA to net income/loss, see slide 18. For a reconciliation of Group Adjusted (Underlying) EPS ("Earnings per Share") to Basic EPS, see slide 19.

VivoPower's Customer Value Proposition | Sustainable Energy Solutions (SES)

Our core purpose is to provide our customers with turnkey decarbonisation solutions that enable them to achieve net zero carbon status

Electric Vehicles



- Design and development of ruggedised, customised and/or off-road electric light vehicles (e-LVs), electric drive and power systems
- Rent or lease e-LVs to customers (opex) or sell e-LVs if customer prefers (capex)
- Fleet monitoring, repair and maintenance
- Training and change management

Critical Power



- Electric refit of customer premises
- Installation and maintenance of EV charging stations
- Emergency backup and uninterruptible power supply
- Control systems, switch rooms, and switchboards

Solar Energy



- Design, build, and maintenance of renewable generation and microgrids
- Large-scale, small-scale, rooftop, and ground mount installations
- On- or off-site options based on site availability and suitability
- Financing solutions (lease or PPA)

Battery Tech



- Store excess solar energy and increase total renewable penetration
- EV Battery as a Service (BaaS) model:
  - Vehicle battery leasing
  - Battery repair and maintenance services
  - Battery second-life applications to support "whole-of-life" value

Certified B Corporation

VIVOPOWER



H1 FY2022

STRATEGIC & OPERATIONAL REVIEW

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VIVOPOWER

Executive Summary | Strategic progress but results affected by extended COVID-19 lockdowns

Revenue decline due to harsh COVID lockdowns (AUS & EU)	• Six-month revenue decreased 11% year-on-year to $18.9m as Australia's strict COVID-19 lockdowns extended through the majority of the period, causing delays to scheduled works for the Aevitas business units as well as significantly curtailing e-LV kit deliveries
Gross profit and GP margin declined due to revenue drop and Bluegrass project	• Gross profit decreased by $2.8m year-on-year to $0.5m (excluding other income), attributable to COVID-19 driven drop in revenues, and $1.1m one-off COVID-driven cost overruns on Bluegrass solar project due to state border closures • GP Margin declined to 3% versus 16% year-on-year due to COVID-19 related compliance costs, increases in supply chain costs and one-off Bluegrass solar project COVID driven cost overruns
EBITDA & Operating Losses due to COVID-19 lockdown impact and growth opex	• Adjusted EBITDA[1] declined to ($4.9m) versus $1.2m for H1 FY21, while Operating Loss increased to ($7.3m) versus ($0.4m) for H1 FY21 • Losses driven by reduced lockdown period revenues and Bluegrass solar project COVID driven cost overruns, in combination with budgeted increases in corporate costs and growth opex to support hyperscaling of the Tembo business
Balance sheet cash decline but continued support from key shareholders	• Cash balance decreased from $8.6m at June 30, 2021 to $3.3m as of December 31, 2021 (but has since increased post balance date) • Decline primarily reflects investment in growth opex (for Tembo), one off COVID-19 losses attributable to Bluegrass solar project and other COVID compliance costs for Aevitas, as well as slow down in collections due to COVID-19 lockdowns
Key strategic initiatives executed upon despite COVID-19 disruptions	• Tembo distribution partner network expanded to 6 continents, with a VivoPower subsidiary established in the United Arab Emirates (UAE) • Tembo development of 72 kWh battery kit being prioritised (significant upgrade on previous 28 kWh battery solution) • Full control of US solar JV secured, rebranded to Caret, with LOI signed to launch renewable-powered digital asset mining business, Caret Decimal (involving an initial contribution of 206.5 MW-DC at a valuation of $20m, versus book value of $12.1m for all of Caret portfolio)
B Corp status recertified and top global impact company award for 2nd year in a row	• B Corp recertification successfully secured following mandatory re-assessment review • Recognised as a top global impact company for the 2nd year in a row by the Real Leaders Impact Awards • Global winner of the 2021 Turnaround Management Association Transaction of the Year Award (sub-$50m revenue category)

Certified B Corporation

Notes:
(1) For reconciliation of Adjusted EBITDA to IFRS net loss see slide 18.
All amounts shown are unaudited.

VIVOPOWER

CY2022 Updates | Key markets reopening, business execution & metrics improving

Aevitas pipeline growing with cashflows improving	• Head of work is up 72% year on year, reflecting pent-up work and additional projects in the solar, data centre and infrastructure sectors • Cashflow is improving with material cash inflows since mid-January 2022, following COVID-19 lockdown related collection slowdown
Tembo new facility secured to accommodate growth	• Tembo will move to expended facility next to Eindhoven airport in the Netherlands on May 1, 2022 • New facility comprises 29,795 square feet of space, representing a 113% increase over the current facility • The new facility can potentially accommodate assembly of up to 5,000 e-LV kits annually, depending on impact of microfactory strategy
TMCA collaboration and Artic Trucks LOI remain on foot	• Toyota Motor Corporation Australia (TMCA) collaboration has experienced delays, but negotiation of an agreement with TMCA for the exclusive supply of Landcruiser electric kits focused on the mining sector is ongoing • Artic Trucks LOI extended to June 30, 2022, to accommodate further assessment of the new next generation 72 kWh battery platform
Non-dilutive funding workstream continues on multiple fronts	• UK: R&D tax offsets worth up to 33% of R&D spend and other UK Government mobility, automotive, innovation and green grants • EU: EIC (European Innovation Council) grants of up to US$2.8m and equity investment to fund scale up costs of up to US$17m • Global: working capital financing facilities (debtor finance, supply chain, trade finance)
GB Auto LOI has been extended, given COVID-19 lockdown delays	• Completion was originally targeted for February 28, 2022, but significant disruption since December 2021 has caused delays to the due diligence program • Due diligence is now on foot and the LOI is expected to be extended, providing a buffer for any further disruption
Caret Decimal has executed LOI to acquire Decimal Digital, with fund raising commenced	• Caret Decimal has entered into an LOI to acquire Decimal Digital (comprising 1,000 latest generation mining rigs) for an initial consideration of $14m, accelerating the path to revenue generation for Caret Decimal • Fund raising efforts have commenced at the Caret Decimal level with specialist capital raising advisers engaged to raise $50m+

Certified B Corporation

VIVOPOWER

FY2022 Key Objectives | On track to drive execution as key markets reopen

Expand SES pipeline and delivery capabilities

- Complete SES project(s) through Tottenham Hotspur partnership
- Build engineering and sales teams to grow SES pipeline
- Enhance capabilities through acquisitions and joint ventures

Grow Aevitas business unit to support SES

- Complete all scheduled work (including delayed projects)
- Expand collaboration including with SES + e-LV businesses to accelerate growth
- Complete strategic review (M&A and JVs)

Deliver e-LV orders on schedule and on budget

- Complete "build slot" strategy to enable just-in-time assembly
- Execute to necessary assembly timelines to deliver on orders
- Collaborate with distribution partners to deliver conversions

Advance e-LV product design, supply, and quality initiatives

- Complete engineering and mass production model for e-LVs
- Expand supply chain network for key components
- Increase R&D to improve e-LV hardware and software to OEM standards

Cement partnerships with TMCA and global distributors

- Execute MSA to expand and deliver on TMCA relationship
- Grow global distribution network to all continents by end of CY2021
- Secure commitments for an additional 5,000+ e-LV units globally

Execute on corporate initiatives to support growth

- Maximise value of US solar portfolio via strategic initiatives
- Complete digital transformation and workflow automation
- Retain focus on B Corp impact score and triple bottom line

Certified B Corporation

Notes:
Green text indicates objectives completed to date.

VIVOPOWER

VivoPower's Impact | B Corp retained & global impact leadership recognised again

VivoPower has retained its B Corp Certification and ranked among the top impact companies globally for the 2nd year in a row

B Corporation accreditation achieved and maintained since 2018

Part of a global movement of people using business as a force for good

Ranked 7th in the Construction, Energy, and Facilities category and #89 out of 201 overall in the Real Leaders Impact Awards 2022

Recognised for the 2nd straight year after debuting on the 2021 Impact Awards list

Ranked alongside companies like Tesla and Patagonia

Turnaround/Transaction of the Year Award Winner 2020

Global <$50m Revenue Category

Electric Vehicles | Deliveries constrained by COVID-19 lockdowns & supply chain issues

Tembo is VivoPower's electric vehicle unit focused on customised and ruggedised applications (including off-road)

OVERVIEW OF TEMBO E-LV

- Netherlands-based specialist battery-electric and off-road vehicle company
- Global sales and distribution channels across four continents
- Services a diverse range of sectors – from mining, infrastructure and utilities to government services, game safari and humanitarian aid – by providing customised light electric vehicles, often for rugged applications
- After purchasing 51% of Tembo in November 2020, VivoPower completed the acquisition of the remaining 49% in February 2021

H1 FY2022 REVIEW

- Revenues of $0.9 million from the delivery of kits to key customers
- Revenues were impacted by operational disruption and delays in the assembly and delivery of vehicle kit orders due to COVID-19 lockdowns
- Underlying EBITDA loss of ($2.3) million reflects growth in opex investment
- Work has commenced on the next generation 72 kWh battery platform (a material upgrade on the previous generation 28 kWh battery platform)
- Distribution partner network expanded to 51 more countries and 3,350 additional kits
- LOI announced to acquire GB Auto, with a view to expanding assembly capabilities in Australia

MAJOR MILESTONES SUPPORT SALES, R&D AND PRODUCTION GROWTH

Jul 2021	Sep 2021	Dec 2021	Feb 2022[1]
Mongolian distribution deal signed with Bodiz	Multi-national distribution deal signed with GHH	LOI executed to acquire GB Auto Group in Australia	Expanded Tembo Eindhoven facility announced
350 e-LV kits	3,000 e-LV kits	Assembly and customer growth	Greater R&D and manufacturing

GLOBAL DISTRIBUTION NETWORK EXPANDED TO EVERY CONTINENT



Nordics
800 e-LV kits
Arctic Trucks
Canada
1,675 e-LV kits
Acces Industriel
Mongolia
350 e-LV kits
Bodiz
Australia
2,000 e-LV kits
GB Auto
50 Countries
3,000 e-LV kits
GHH
Key:
FY21
FY22 (Bodiz)
FY22 (GHH)

Certified B Corporation

Notes:
(1) Post half-year reporting period event.
All amounts shown are unaudited.

VIVOPOWER

Critical Power | Extended Australian lockdowns adversely impact revenues & margins

The Aevitas businesses in Australia deliver specialised, site-specific electrical and power generation infrastructure to optimise energy usage

OVERVIEW OF AEVITAS | J.A. MARTIN AND KENSHAW

- Headquartered at Newcastle in the Hunter Valley region, Australia's most densely populated industrial belt
- Trusted power solutions provider to over 700 active government, commercial and industrial customers in some of Australia's largest and fastest growing industries including data centres, solar PV, mining and resources, and health and aged care
- Responsible for delivering electrical services and infrastructure to support VivoPower's EV and SES offerings, including on-site renewable generation, batteries and microgrids, EV charging stations, and emergency backup power solutions

H1 FY2022 REVIEW

- The Aevitas businesses recorded $18.0m in revenue for the period, down 14% year-on-year (y-o-y), primarily due to impacts of the COVID-19 pandemic on supply chains and ongoing delays in the commencement and continuation of projects
- Gross profit was $0.8m compared to $3.3m y-o-y, with gross margins decreasing to 4.4%, down from 15.8% due primarily to one off $1.1m COVID related loss on Bluegrass solar project availability and costs of complying with costly COVID-19 public health directions
- Underlying EBITDA (excluding one-off Bluegrass overruns) was $1.3m, down 62%, reflecting lower gross profit margins and increased overheads
- Awarded electrical works contract for the 119 MW-DC **Hillston Solar Farm** bringing total of completed and contracted solar farms to over 450 MW-DC and completed the high-profile supply and install of electrical generators to vaccination hub

H1 FY2022 REVENUE CONTRIBUTION BY INDUSTRY


J.A. Martin
Solar, 40%
Other, 8%
Trades Services, 9%
Mining & Resources, 20%
Agriculture, 24%
Kenshaw
Data Centres, 31%
Other, 21%
Manufacturing, 7%
Infrastructure, 9%
Health Care and Social Assistance, 9%
Mining & Resources, 21%

Certified B Corporation

Notes:
All amounts shown are unaudited.

VIVOPOWER

SES | Expanding project delivery and technology solution capabilities

First full-suite SES project with Tottenham Hotspur F.C. progressing

OVERVIEW OF VIVOPOWER SES

- Focused on delivering full-suite, holistic SES to industrial customers and other large energy users comprised of three key elements:
  - EV and battery leasing
  - Critical power "electric-retrofit" of customers' sites to enable optimised EV battery charging, encompassing renewables, battery storage, and microgrids
  - EV battery reuse and recycling
- SES draws on the combined experience and capabilities of VivoPower's Critical Power Services businesses in Australia, J.A. Martin and Kenshaw, as well as Tembo e-LV

HY FY2022 REVIEW

- Newly-established segment has generated immaterial revenues and not incurred any significant costs to date
- Work ongoing to finalise design for Stage 1 SES project with Tottenham Hotspur F.C. following successful completion of feasibility studies in June 2021
- Preliminary dialogue begun with major mining and port infrastructure organisations to conduct feasibility studies for whole-of-facility electrification projects
- Memorandum of Understanding signed with Relectrify, a leading supplier of battery energy storage systems utilising second-life EV batteries, with the collaboration extended to explore future redeployment of Tembo batteries
- Software tools developed to allow customers to assess Total Cost of Ownership (TCO) and ROI for adoption of light electric vehicle fleets



VIVOPOWER

Certified B Corporation

VIVOPOWER

Solar | US portfolio ownership fully secured, rebranded & Power-to-X strategy progressed

Vivo Solar is now Caret Solar, with LOI to contribute 206.5 MW-DC of advanced projects (out of 682 MW-DC) to Caret Decimal at valuation of $20m

OVERVIEW OF CARET SOLAR

- Diversified portfolio totaling 38 solar projects in 9 states across the U.S. with combined potential electrical generating capacity of 1.8 GW-DC
  - 12 projects in two states totaling 682 MW-DC being actively developed
  - 1.1 GW-DC of previously discontinued projects being re-evaluated for development
- Management of former joint venture taken over by VivoPower in June 2020, and 100% ownership secured in July 2021, rebranding the business as **Caret LLC**
- Focus is on maximising value across the portfolio, prioritising development of projects that are most economically attractive and advanced in their development

HY FY2022 REVIEW

- Secured settlement to gain full ownership of remaining 50% of portfolio for $1
- Invested $0.5m in projects during the period to progress key initiatives:
  - New land lease terms negotiated for 8 sites, substantially reducing operating costs
  - Property tax abatement negotiations progressed with local authorities
  - Interconnection processes advanced with utilities and ISOs
- Power-to-X strategy announced and being executed upon to maximise value:
  - Excess renewable energy to power energy intensive applications such as cryptocurrency mining and green hydrogen production
  - Significant increase in interest from cryptocurrency mining hosting firms and miners
  - LOI executed to contribute an initial 206.5 MW-DC of projects at $20m valuation to form **Caret Decimal**, a renewable powered digital asset mining business

U.S. SOLAR PORTFOLIO SUMMARY

	Total Portfolio MW-DC	VVPR % Holding	Net VVPR MW-DC
Original JV	1,844	50%	922
Current Active Projects	682	100%	682



87
595
Total MW-DC By State

CARET DECIMAL BUSINESS MODEL



Solar Projects
Mining Data Centre
BTC + Transaction Fees
$
$
Main Grid

Renewable solar energy powers crypto mining operations, with option to sell electricity to grid during high demand / high power price periods

Certified B Corporation

VIVOPOWER

Notes:
All amounts shown are unaudited.

Caret Decimal | Solar sites for cryptocurrency mining

Under the LOI, Caret would contribute three initial solar projects totalling 206.5 MW-DC to Caret Decimal


TX 144 | TX 145 | TX 165
Location of project sites, substations, and nearby towns
Legend
Project Location
Substation
TX-165
TX-144
TX-145
Google Earth

TX-145	
Location	Cottle County, TX
Power Capacity (MW-DC)	61.84
Lot Size	350 acres
Target COD	September 2023

TX-144	
Location	Cottle County, TX
Power Capacity (MW-DC)	82.46
Lot Size	421 acres
Target COD	October 2023

TX-165	
Location	Hardeman County, TX
Power Capacity (MW-DC)	61.84
Lot Size	336 acres
Target COD	December 2023

Certified B Corporation

VIVOPOWER

TX-145 | Site 1, Cottle County


Key
Solar Farm
Initial Data Centre Containers
Data Centre Expansion Capacity
Initial Data Centre Containers

Project Specifications	
Number of Containers[1]	14
DC Capacity @ STC	61.84 MW-DC
Module Capacity	540 Wp
Inverter Capacity	0.84 MVA
PCS Capacity	4.2 MVA
DC/AC Ratio	1.37
Row Spacing	40 feet
Tilt Angle	± 60°
Azimuth	0°
Total Modules	114,520
Modules per String	28
Number of Strings	4,090
Number of PCS	12
Number of 0.84 MW Inverters	60

Certified B Corporation

Notes:
(1) Number of containers based on Tesarack TESSA W-50 3.4 (Capacity: 1 container per 3.45 MW)

VIVOPOWER

TX-144 | Site 2, Cottle County



Key
Solar Farm
Initial Data Centre Containers
Data Centre Expansion Capacity
Initial Data Centre Containers

Project Specifications	
Number of Containers[1]	18
DC Capacity @ STC	82.46 MW-DC
Module Capacity	540 Wp
Inverter Capacity	0.84 MVA
PCS Capacity	4.2 MVA
DC/AC Ratio	1.37
Row Spacing	40 feet
Tilt Angle	± 60°
Azimuth	0°
Total Modules	152,712
Modules per String	28
Number of Strings	5,454
Number of PCS	16
Number of 0.84 MW Inverters	80

Notes:
(1) Number of containers based on Tesseract TESSA W-50 3.4 (Capacity: 1 container per 3.45 MW)

TX-165 | Site 3, Hardeman County


Key
Solar Farm
Initial Data Centre Containers
Data Centre Expansion Capacity
Initial Data Centre Containers

Project Specifications	
Number of Containers[1]	13
DC Capacity @ STC	61.84 MW-DC
Module Capacity	540 Wp
Inverter Capacity	0.84 MVA
PCS Capacity	4.2 MVA
DC/AC Ratio	1.37
Row Spacing	40 feet
Tilt Angle	± 60°
Azimuth	0°
Total Modules	114,520
Modules per String	28
Number of Strings	4,090
Number of PCS	12
Number of 0.84 MW Inverters	60

Certified B Corporation

Notes:
(1) Number of containers based on Tesseract TESSA W-50 3.4 (Capacity: 1 container per 3.45 MW)

VIVOPOWER

H1 FY2022

FINANCIAL REVIEW


354M

Certified B Corporation

VIVOPOWER

Profit and Loss Summary for the Half-Year Ended December 31, 2021

Profit & Loss (US$m)	H1 FY2022[1]	H1 FY2021[1]	Comments
Revenue			
Critical Power Services	18.0	20.9	Decrease due primarily to strict COVID-19 lockdowns in Australia causing delays to scheduled works
Solar	-	0.1	Prior year included solar farm income from Australian operations (now sold)
Electric Vehicles	0.9	0.4	Revenue adversely impacted due to development and deliveries delayed by COVID lockdowns in Australia & Netherlands
Group revenue	**18.9**	**21.3**	
Gross profit			
Critical Power Services	0.8	3.3	Decrease in GM% from 15.8% to 4.4% due to one-off Bluegrass project overruns of $1.1m and other increased COVID-19 related compliance costs and supply chain / logistics related cost increases
Solar Development	-	0.1	Income from solar farms in Australia
Electric Vehicles	(0.3)	(0.1)	Negative margin on low volumes and increased supply chain and logistics costs due to COVID-19
Group gross profit	**0.5**	**3.3**	
Adjusted (Underlying) EBITDA[2]	**(4.9)**	**1.2**	Decline reflects a reduction in revenues, gross profit and an increase in headcount to support growth
Restructuring & other non-recurring costs	(0.5)	(1.9)	Current period comprises one-off restructuring and remediation on legacy Tembo EV kits
Net finance income, expense & tax	(2.2)	1.9	Reflects $4.8m foreign exchange losses and $0.5m increase in interest expense due to non-recurrence of Aevitas hybrids credit adjustment in the prior period, offset by a $1.2m decrease in income tax expense
Group (Loss) / Profit after tax	**(10.0)**	**(0.4)**	Decline due to $5.0m decline in EBITDA, $5.3m foreign exchange losses and interest increase, offset by $1.5m saving in non-recurring costs and tax charges
Group Basic EPS (dollars)	**($0.49)**	**($0.03)**	
Group Adjusted (Underlying) EPS[3]	**($0.47)**	**$0.10**	

Notes:
(1) All amounts shown are unaudited.
(2) Adjusted (Underlying) EBITDA = Earnings before interest, taxes, depreciation and amortization, non-cash based share compensation, impairment of assets, impairment of goodwill, and restructuring and other non-recurring costs. See reconciliation of non-IFRS measures on slide 18.
(3) Adjusted (Underlying) EPS = Earnings per share adjusted for restructuring and other non-recurring costs. See reconciliation of non-IFRS measures on slide 13.
Numbers may not compute precisely due to rounding.

Certified B Corporation

VIVOPOWER

Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures

	For Half-Year Ended	
Non-IFRS Financial Measures (US$m)	**December 31, 2021[1]**	**December 31, 2020[1]**
Net profit/(loss)	**(10.0)**	**(0.4)**
Income tax expense	(0.8)	0.4
Net finance expense/(income)	3.0	(2.3)
Share-based compensation (non-cash portion)	1.3	0.7
Restructuring & other non-recurring costs	0.5	1.9
Depreciation and amortization	1.2	0.9
Adjusted (Underlying) EBITDA	**(4.9)**	**1.2**

Certified B Corporation

Notes:
(1) All amounts shown are unaudited.
Numbers may not compute precisely due to rounding.

VIVOPOWER

Reconciliation of Adjusted (Underlying) Earnings per Share to IFRS Financial Measures

	For Half-Year Ended	
Non-IFRS Financial Measures (US$m – except where indicated otherwise)	**December 31, 2021[1]**	**December 31, 2020[1]**
Net (loss)/profit for the period	(10.0)	(0.4)
Restructuring & other non-recurring costs	0.5	1.9
Adjusted (underlying) net profit/(loss) for the period	**(9.5)**	**1.5**
Weighted average number of shares used in computing earnings per share (shares)	*20,443,121*	*14,941,061*
Group Basic EPS (dollars per share)	($0.49)	($0.03)
Restructuring & other non-recurring costs per share (dollars per share)	$0.02	$0.13
Group Adjusted (Underlying) EPS (dollars per share)	**($0.47)**	**$0.10**

Certified B Corporation

Notes:
(1) All amounts shown are unaudited.
Numbers may not compute precisely due to rounding.

VIVOPOWER

Balance Sheet Summary as at December 31, 2021

Balance Sheet (US$m)	Dec 31, 2021[1]	June 30, 2021	Comments
Project investments	13.6	12.5	$1.1m increase comprises intangible development costs of $0.5m in Caret, $0.6m in Tembo
Other non-current assets	41.1	40.0	Increase of $1.1m comprises $2.0m capex of leased property in Kenshaw and $0.5m increase in deferred tax assets related to pre-production losses in Tembo, less $1.1m depreciation and amortisation
Unrestricted cash	3.3	8.6	Reflects operating cash outflow and growth related expenses for Electric Vehicles business unit
Other current assets	13.8	15.4	$1.6m reduction due to timing of customer receipts in Critical Power
Total Assets	**71.8**	**76.5**	
Current loans & borrowings	(2.8)	(1.0)	Increase of $1.8m comprises primarily shareholder loans
Long term loans & borrowings	(22.4)	(22.1)	Increase of $0.3m due to recognition of additional $0.7m lease liabilities following Kenshaw premises move, offset by $0.4m repayments of other borrowings
Other liabilities	(13.1)	(13.0)	$0.1m increase comprises $0.6m reduction in corporation tax provision in Critical Power, $0.5m reduction in litigation provision following ex CEO claim settlement, $0.5m reduction in Tembo deferred income offset by $1.0m growth in payables in Critical Power and $0.4m additional accrued shareholder loan interest
Total Liabilities	**(38.3)**	**(36.1)**	
Net Assets	**33.5**	**40.4**	Decrease primarily due to losses incurred in the period
Net Debt[2]	**21.9**	**14.5**	Increase due to reduction in cash levels as a result of investment for growth

Certified B Corporation

Notes:
(1) All amounts shown are unaudited.
(2) Equals current and non-current debt obligations less unrestricted cash.
Numbers may not compute precisely due to rounding.

VIVOPOWER

THANK YOU

Q&A